Allan R. Conge
713.358.1764 (Direct)
713.358.1717 (Fax)
aconge@burlesoncooke.com

November 8, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368

Anne Nguyen Parker, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-6010

Re:	Petro Resources Corporation
Registration Statement on Form S-3
File No. 333-146782
Filed October 18, 2007

Dear Ms. Parker:

On behalf of Petro Resources Corporation (the “Company”) we are writing in response to the staff’s letter dated November 7, 2007 to Mr. Wayne P. Hall, Chief Executive Officer of the Company.  We are providing this letter concurrently with the Company’s filing of a Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”).  Set forth below is the text of the sole comment in the letter from the staff, followed by the Company’s response to this comment.

Exhibit 5.1

1.         You disclose that “[w]ith the exception of the foregoing [the Company], the opinion expressed herein may not be relied upon by any other person without our prior consent.”  Investors are entitled to rely on the legal opinion of counsel.  Please eliminate this sentence.

Response:  The Company’s counsel has revised its Opinion Letter included as Exhibit 5.1 to the Registration Statement to eliminate the above-referenced sentence.

The Company has endeavored to fully respond to the staff’s comment set forth in its November 7, 2007 letter.  If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (713) 358-1764 at your convenience.

Very Truly Yours,

/s/ Allan Conge
Allan R. Conge

cc:	Mr. Sean Donahue, Division of Corporation Finance (Via Facsimile)
Mr. Wayne P. Hall, Petro Resources Corporation (Via Facsimile)